July 19, 2006
BY FEDERAL EXPRESS AND EDGAR
Mr. Rufus Decker
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lear Corporation

Form 10-K for the Fiscal Year ended December 31, 2005
Form 10-Q for the Fiscal Quarter ended April 1, 2006
File No. 1-11311
Dear Mr. Decker:
Set forth below are the responses of Lear Corporation (the “Company”) to the comments contained in the letter of the Staff of the Securities and Exchange Commission (the “Commission”), dated July 7, 2006, relating to the Company’s Form 10-K for the Fiscal Year ended December 31, 2005 (the “Form 10-K”) and Form 10-Q for the Fiscal Quarter ended April 1, 2006 (the “Form 10-Q”). For convenience of reference, the text of the comments in the Staff’s letter has been reproduced herein.
Form 10-K for the year ended December 31, 2005
General
Comment No. 1:
Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings.
Response:
With respect to the Staff’s comments that request additional disclosures or other revisions, our responses below include the proposed revisions, substantially in the forms that will be reflected in our future filings.

Mr. Decker
July 19, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27
Comment No. 2:
Please discuss and quantify the composition of the amounts in segment earnings of your Other category. Please also discuss the underlying reasons for variations in segment earnings of your Other category. Please also enhance the disclosures of segment earnings in the Other category in your segment footnote. Please refer to paragraph 32 of SFAS 131.
Response:
Costs included within the Other category consist of unallocated corporate headquarters costs of $167.4 million and geographic headquarters costs of $9.1 million, as well as the elimination of intercompany activity of $30.3 million, for the year ended December 31, 2005. Corporate and geographic headquarters costs include various support functions, such as information technology, purchasing, corporate finance, executive administration and human resources. Our revised disclosure for Management’s Discussion and Analysis of Financial Conditions and Results of Operations, as well as for the Segment Reporting note, is set forth below.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Other —
A summary of the financial measures for our other category, which is not an operating segment, is shown below (dollar amounts in millions):

For the year ended December 31,	2005	2004

Net sales	$—	$—
Segment earnings (1)	(206.8)	(209.7)
Margin	N/A	N/A

(1)	See definition above.
Our Other category includes corporate and geographic headquarters, as well as the elimination of intercompany activity. Corporate and geographic headquarters costs include various support functions, such as information technology, purchasing, corporate finance, executive administration and human resources. Segment earnings related to our other category were ($207) million for the year ended December 31, 2005, as compared to ($210) million for the year ended December 31, 2004, largely due to a decrease in compensation-related expenditures.

Mr. Decker
July 19, 2006

Note 11, “Segment Reporting”
Corporate and geographic headquarters costs include various support functions, such as information technology, purchasing, corporate finance, executive administration and human resources.
A reconciliation of segment income before goodwill impairment charges, interest, other expense, provision for income taxes, minority interests in consolidated subsidiaries and equity in net (income) loss of affiliates to income (loss) before provision for income taxes, minority interests in consolidated subsidiaries and equity in net (income) loss of affiliates is shown below (in millions):

For the year ended December 31,	2005	2004

Segment income before goodwill impairment charges, interest, other expense, provision for income taxes, minority interests in consolidated subsidiaries and equity in net (income) loss of affiliates	$312.2	$978.1
Corporate and geographic headquarters and elimination of intercompany activity	(206.8)	(209.7)

Consolidated income before goodwill impairment charges, interest, other expense, provision for income taxes, minority interests in consolidated subsidiaries and equity in net (income) loss of affiliates	105.4	768.4
Goodwill impairment charges	1,012.8	—
Interest expense	183.2	165.5
Other expense, net	38.0	38.6

Income (loss) before provision for income taxes, minority interests in consolidated subsidiaries and equity in net (income) loss of affiliates	$(1,128.6)	$564.3

Liquidity and Financial Condition, page 36
Covenants, page 38
Comment No. 3:
From your disclosure it is not clear how you derived consolidated operating profit. Please disclose how you computed the consolidated operating profit amount and the leverage and interest coverage ratios as of December 31, 2005. See also Question 10 of our June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.
Response:
For the purpose of the covenant calculation, consolidated operating profit is generally defined as net income excluding income taxes, interest expense, depreciation and amortization expense, other income and expense, minority interests in income of subsidiaries in excess of net equity earnings in affiliates, certain restructuring and other non-recurring charges, extraordinary gains and losses and other specified non-cash items. The leverage ratio is calculated as the ratio of consolidated indebtedness to consolidated operating profit. For the purpose of the covenant calculation, consolidated indebtedness is defined as reported debt, net of cash and excludes

Mr. Decker
July 19, 2006

transactions related to our asset-backed securitization and factoring facilities. The interest coverage ratio is calculated as the ratio of consolidated operating profit to consolidated interest expense. For the purpose of the covenant calculation, consolidated interest expense is generally defined as interest expense plus any discounts or expenses related to our asset-backed securitization facility less amortization of deferred finance fees and interest income. Our revised disclosure is set forth below:
Covenants -
The amended and restated primary credit facility contains operating and financial covenants that, among other things, could limit our ability to obtain additional sources of capital. The principal financial covenants require that we maintain a leverage ratio of not more than 3.75 to 1 as of December 31, 2005, 3.50 to 1 as of April 1, 2006 and 3.25 to 1 as of the end of each quarter thereafter and an interest coverage ratio of not less than 3.5 to 1 as of the end of each quarter. These ratios are calculated on a trailing four quarter basis. Our failure to comply with the financial covenants in our amended and restated primary credit facility could have a material adverse effect on our liquidity and operations.
The leverage and interest coverage ratios, as well as the related components of their computation, are defined in the amended and restated primary credit facility, which is incorporated by reference as an exhibit to this Report. The leverage ratio is calculated as the ratio of consolidated indebtedness to consolidated operating profit. For the purpose of the covenant calculation, (i) consolidated indebtedness is defined as reported debt, net of cash and excludes transactions related to our asset-backed securitization and factoring facilities and (ii) consolidated operating profit is generally defined as net income excluding income taxes, interest expense, depreciation and amortization expense, other income and expense, minority interests in income of subsidiaries in excess of net equity earnings in affiliates, certain restructuring and other non-recurring charges, extraordinary gains and losses and other specified non-cash items. Consolidated operating profit is a non-GAAP financial measure that is presented not as a measure of operating results, but rather as a measure used to determine covenant compliance under our primary credit facility. The interest coverage ratio is calculated as the ratio of consolidated operating profit to consolidated interest expense. For the purpose of the covenant calculation, consolidated interest expense is generally defined as interest expense plus any discounts or expenses related to our asset backed securitization facility less amortization of deferred finance fees and interest income. As of December 31, 2005, we were in compliance with all covenants and other requirements set forth in our amended and restated primary credit facility. Our leverage and interest coverage ratios were 2.7 to 1 and 4.2 to 1, respectively. The amended and restated primary credit facility does not require accelerated repayment in the event of a decline in our credit ratings (see “— Credit Ratings”).
Financial Statements
Consolidated Statements of Cash Flows, page 59
Comment No. 4:
You disclosed the net cash provided by operating activities before net change in sold accounts receivable subtotal in your statements of cash flows. This subtotal is considered a non-GAAP financial measure. Non-GAAP measures are not permitted in your financial statements. Please remove this subtotal. See Item 10(e)(1)(ii)(C) of Regulation S-K.

Mr. Decker
July 19, 2006

Response:
We will remove the net cash provided by operating activities before net change in sold accounts receivable subtotal from our statements of cash flows and will reclassify previously filed financial statements to comply with this disclosure in future filings. The revised cash flows from operating activities sections of the statements of cash flows are set forth below.

For the year ended December 31,	2005	2004
Cash Flows from Operating Activities:
Net income (loss)	$(1,381.5)	$422.2
Adjustments to reconcile net income to net cash provided by operating activities —
Goodwill impairment charges	1,012.8	—
Fixed asset impairment charges	97.4	3.0
Deferred tax provision (benefit)	44.7	8.7
Equity in net (income) loss of affiliates	51.4	(2.6)
Depreciation and amortization	393.4	355.1
Net change in recoverable customer engineering and tooling	(112.5)	(32.5)
Net change in working capital items	9.7	(62.4)
Net change in sold accounts receivable	411.1	(70.4)
Other, net	34.3	54.8

Net cash provided by operating activities	560.8	675.9

Note 2 — Summary of Significant Accounting Policies, page 60
Comment No. 5:
Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item. In doing so, please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•	in MD&A that your gross profit may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross profit, including them instead in another line item, such as selling, general and administrative expenses.

Mr. Decker
July 19, 2006

Response:
Expenses included in the cost of sales line item include material, labor and overhead costs associated with the manufacture and distribution of our products. Inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and the other costs of our distribution network are included in the cost of sales line item.
Expenses included in the selling, general and administrative expenses line item include selling, research and development and administrative costs not directly associated with the manufacture and distribution of our products.
Our revised disclosure is set forth below.
Cost of Sales and Selling, General and Administrative Expenses
Cost of sales includes material, labor and overhead costs associated with the manufacture and distribution of our products. Distribution costs include inbound freight costs, purchasing and receiving costs, inspection costs, warehousing costs and other costs of our distribution network. Selling, general and administrative expenses include selling, research and development and administrative costs not directly associated with the manufacture and distribution of our products.
Property, Plant and Equipment, page 61
Comment No. 6:
Based on your magnitude of your investments in property, plant and equipment, please disclose your accounting policy for repairs and maintenance expense. Please also disclose your accounting policy for planned major maintenance expenses and the information required by EITF D-88, if applicable.
Response:
Costs associated with repairs and maintenance activities are expensed as incurred. Generally, given the nature of our production processes, our assets do not require major maintenance. As a result, we have not, nor do we expect to, incur costs related to planned major maintenance activities. Our revised disclosure is set forth below.
Property, Plant and Equipment
Costs associated with the repair and maintenance of the Company’s property, plant and equipment are expensed as incurred. Costs associated with improvements which extend the life, increase the capacity or improve the efficiency or safety of the Company’s property, plant and equipment are capitalized and depreciated over the remaining life of the related asset.
Note 8 — Income Taxes, page 78
Comment No. 7:
You disclosed that you recorded an increase in related tax reserves of $45.3 million and that these reserves are reflected in the other component of the tax rate reconciliation table in 2005,

Mr. Decker
July 19, 2006

which appears on page 78. Please tell us the total amount of the tax reserves you have recorded as of December 31, 2005 and June 30, 2006. Please tell us the nature of these reserves, the circumstances that resulted in these amounts being recorded and when you expect to resolve the tax issues that required these reserves.
Response:
The total amount of tax reserves recorded was $118.9 million and $117.7 million as of December 31, 2005 and April 1, 2006, respectively. While we have not yet completed our second quarter 2006 financial statements, we do not anticipate a significant change in our tax reserves.
We operate in multiple jurisdictions throughout the world, and our tax returns are periodically audited or subject to review by both domestic and foreign tax authorities. We review our income tax positions on a continuous basis and record a tax reserve when we believe a liability is probable and can be reasonably estimated in accordance with paragraph 8 of Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies.” The nature of the tax exposures for which we have established tax reserves include the allocation of income and deductions among various tax jurisdictions, tax credits and valuation issues. Additionally, interest and penalties, where applicable, are included in the tax reserves. The tax issues that resulted in these tax reserves will be resolved on an item by item basis upon the occurrence of certain events, which may include the resolution of tax audits and the expiration of the statute of limitations for the relevant taxing authority to examine our tax position. In addition, the tax reserves may be affected by changes in tax laws, the issuance of new or proposed regulations or the availability of new information that impacts a tax exposure item.
Note 10 — Commitments and Contingencies, page 85
Comment No. 8:
Please disclose whether you have accrued your estimated exposure to loss arising from the Seton litigation. If you have not, please also tell us your basis in GAAP for not doing so. Please refer to SFAS 5.
Response:
We have accrued the full amount of the judgment entered against us, as well as the award of prejudgment interest. Our revised disclosure is set forth below.
On January 29, 2002, Seton Company (“Seton”), one of the Company’s leather suppliers, filed a suit alleging that the Company had breached a purported agreement to purchase leather from Seton for seats for the life of the General Motors GMT 800 program. Seton filed the lawsuit in the U.S. District Court for the Eastern District of Michigan seeking compensatory and exemplary damages totaling approximately $96.5 million, plus interest, on breach of contract and promissory estoppel claims. In May 2005, this case proceeded to trial, and the jury returned a $30.0 million verdict against the Company. On September 27, 2005, the Court denied the Company’s post-trial motions challenging the judgment and granted Seton’s motion to award prejudgment interest in the amount of approximately $4.7 million. The full amount of the judgment and the prejudgment interest have been recorded in the Company’s consolidated financial statements. The Company is appealing the

Mr. Decker
July 19, 2006

judgment and the interest award. Post-judgment interest, while the appeal is pending, continues to be recorded in interest expense in the Company’s consolidated financial statements.
Comment No. 9:
Please also disclose whether you believe that the resolution of the pending and threatened environmental litigation and other legal proceedings will have a material adverse effect on your cash flows.
Response:
We do not believe that the resolution of the pending and threatened environmental litigation and other legal proceedings will have a material adverse effect on our cash flows. Our revised disclosure is set forth below.
Environmental Matters
As of December 31, 2005 and December 31, 2004, the Company had recorded reserves for environmental matters of $5.0 million and $5.9 million, respectively. While the Company does not believe that the environmental liabilities associated with its current and former properties will have a material adverse effect on its business, consolidated financial position, results of operations or cash flows, no assurances can be given in this regard.
Other Matters
The Company is involved in certain other legal actions and claims arising in the ordinary course of business, including, without limitation, commercial disputes, intellectual property matters, personal injury claims, tax claims and employment matters. Although the outcome of any legal matter cannot be predicted with certainty, the Company does not believe that any of these other legal proceedings or matters in which the Company is currently involved, either individually or in the aggregate, will have a material adverse effect on its business, consolidated financial position, results of operations or cash flows.
Form 10-Q for the quarter ended April 1, 2006
Comment No. 10:
Please address the comments above in your interim filings as well.
Response:
The revisions proposed in this letter, based on the staff’s comments, will be reflected in our future annual and quarterly reports. In addition, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Decker
July 19, 2006

If you have any questions or need additional information, please feel free to contact me at 248-447-1513.

**** Very truly yours,
/s/ James H. Vandenberghe
James H. Vandenberghe
Vice Chairman and Chief Financial Officer

Cc:	Gus Rodriguez, SEC Staff Accountant
Daniel A. Ninivaggi, Lear Corporation’s
Senior Vice President,
Secretary and General Counsel